POLYMET MINING CORP.
ANNUAL MEETING FOR HOLDERS AS OF 5/14/13
TO BE HELD ON 7/9/13

Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET the night before the meeting or cutoff date.

To vote by Internet

1) Go to website www.proxyvote.com.
2) Follow the instructions provided on the website.

To vote by Telephone

1) Call 1-800-454-8683.
2) Follow the instructions.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form below.
2) Sign and date the voting instruction form.
3) Return the voting instruction form in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M60806-P37585

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following material is available at www.proxyvote.com:
Annual Report and Information Circular/Proxy Statement

PLEASE "X" HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐

The Board of Directors recommends you vote FOR the following proposals:

	For	Against
1. Number of Directors To set the number of Directors at eight (8).	☐	☐

2. Election of Directors

	For	Withhold
1a. W. Ian L. Forrest	☐	☐
1b. Frank Sims	☐	☐
1c. David Dreisinger	☐	☐
1d. Alan R. Hodnik	☐	☐
1e. William Murray	☐	☐
1f. Stephen Rowland	☐	☐
1g. Jonathan Cherry	☐	☐
1h. Michael M. Sill	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Approval of Amended and Restated Shareholder Rights Plan Approve a resolution amending PolyMet's Amended and Restated Shareholder Rights Plan as subsequently amended and restated by the shareholders in 2007 and 2008 and confirmed in 2011 (the "Shareholder Rights Plan"), by: (i) amending the definition of "Expiration Time" to extend the period for which the Shareholder Rights Plan expires to the earlier of the date of termination if not confirmed at the upcoming meeting, or the date of termination if not re-confirmed at subsequent meetings, and (ii) adding in a clause regarding re-confirmation of the Shareholder Rights Plan, all as set forth in the Management Proxy Circular.	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Signature [PLEASE SIGN WITHIN BOX] Date